
March 31, 2025

Rachel McMinn
Chief Executive Officer
Neurogene Inc.
535 W 24th St.
5th Floor
New York, NY 10011

   Re: Neurogene Inc.
     Registration Statement on Form S-3
     Filed March 24, 2025
     File No. 333-286057

Dear Rachel McMinn:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Joshua Gorsky at 202-551-7836 with any questions.

             Sincerely,

             Division of Corporation Finance
             Office of Life Sciences

cc: Branden C. Berns